Exhibit 1.A.(5)(a)(iii)

WAIVER OF SPECIFIED PREMIUM RIDER

This rider is part of the policy to which it is attached. It must be read with all policy provisions. This rider does not participate in our surplus earnings. This rider has no loan or cash surrender value. This rider takes effect on the policy date, or if added later, the monthly processing date on or next following our approval of your application for this benefit. Except as provided below, this rider is subject to all the terms of your policy.

The Benefit

If all the conditions of this rider are met, we will waive (credit as a regular premium) the specified premium amount shown on your policy Schedule. To qualify for waiver, all of the following conditions must be met:

  The insured becomes totally disabled while this rider was in force.
  Total disability must begin before the policy anniversary nearest the 65th birthday of the insured.
  The insured must be continuously and totally disabled for at least four months.
  If total disability begins during the grace period, a premium sufficient to cover the monthly deductions and the monthly expense charges due, if any, must be paid to us. The premium must be paid before the end of the grace period or the specified premium amount will not be waived.
  Notice and proof of claim must be submitted in accordance with the provisions of this rider.

Waiver will start on the first monthly processing date after the above 5 conditions are satisfied.

If total disability begins before the policy anniversary nearest age 60 of the insured, we will continue waiver until the insured is no longer totally disabled. If total disability begins after the policy anniversary nearest the 60th birthday of the insured, we will continue waiver until the insured is no longer totally disabled, but no longer than the policy anniversary nearest age 65 of the insured.

We will not deduct the cost for this rider when the specified premium is being waived. Cost of insurance and monthly expense charge deductions for the policy and all other riders will continue to be made.

When waiver begins, we will waive the specified premium on each monthly processing date following the date total disability begins and credit to the account value any deductions made for this rider while the insured was totally disabled, including the four-month waiting period. If your policy lapses during the four-month waiting period, we will reinstate it without evidence of insurability if your claim is approved.

R2020-3/01

Until your claim is approved, you should keep the policy in force. If it lapses during the waiting period or during the approval process and your claim is not approved, any reinstatement application will only be approved if the insured submits satisfactory evidence of insurability. If your claim is approved, the policy will be reinstated without evidence and the specified premium will be credited to the policy for the period of total disability. This credit will not exceed one year's specified premium.

Exclusions

There will be no benefit under this rider if total disability results directly or indirectly from:

  injury occurring or disease first manifested before this rider was in force;
  injury incurred or disease contracted while committing a felony, as defined in the jurisdiction in which this policy is delivered;
  intentionally self-inflicted injury;
  insurrection, declared war, or undeclared war; or,
  any act or occurrence incidental to the above.

Definition

Insured means the person whose life is insured under the policy. Insured does not include any person insured by any other rider attached to the policy.

Definition of Total Disability

Total disability means a disability resulting from bodily injury or disease. During the first 5 years of disability, the total disability must substantially prevent the insured from performing the material duties of the occupation the insured had when the disability began. After 5 years from the date the disability began, the total disability must prevent the insured from performing the material duties of any occupation for which the insured is reasonably fitted by education, training or experience.

If the insured is primarily a student or homemaker at the time the disability begins, that activity will be treated as the insured's occupation. If the insured is primarily a student at the time disability begins, total disability means complete inability to attend school outside of the home. If the insured is primarily a homemaker at the time disability begins, totally disability means complete inability to perform household duties.

We will also consider the insured totally disabled as long as the insured has the irrecoverable, total and complete loss of:

  all sight in both eyes;
  use of both hands;
  use of both feet;
  use of one hand and one foot;
  speech; or,
  hearing in both ears.

R2020-3/01       2

The loss of sight, hearing, speech or loss of use of limb must occur or first manifest itself after the rider effective date and while this rider is in force.

Cost of Benefit

The cost of this rider is determined monthly. The cost for this rider is deducted from the account value of the policy on each monthly processing date until the rider terminates except as provided in The Benefit provision.

The monthly cost for this rider is based on the insured's rate class and attained age nearest birthday on the last policy anniversary. If the insured is in a standard or preferred rate class, the monthly cost for this rider is calculated as follows: the monthly factor from the table at the end of this rider is multiplied by the monthly specified premium shown in the schedule. If the insured is in a rate class other than standard or preferred, we will multiply these rates by the appropriate rating factor for that class. The rating factor is shown in the policy Schedule.

Incontestability

After this rider has been in force during the insured's life for two years from the effective date, we will not contest the statements in the application for the rider attached at issue.

After this rider has been in force during the insured's life for two years from the effective date of any increase in the benefit provided by this rider due to an increase in the specified premium with respect to the insured, we will not contest the statements in the application for such change.

After this rider has been in force during the insured's life for two years from the effective date of any reinstatement, we will not contest the statements in the application for such reinstatement.

Notice and Proof of Total Disability

Unless it is not possible to send proof earlier, we must receive proof of disability:

  within one year after onset of total disability;
  during the lifetime of the insured;
  during the period of total disability; and
  before the policy anniversary nearest the 65th birthday of the insured.

Failure to give us timely notice and proof of claim will not affect any claim if given as soon as is reasonably possible. In no event will we waive specified premiums for any monthly processing dates more than one year prior to the date we received written notice and proof. We will have the right to designate one or more doctors to examine the insured.

R2020-3/01       3

Proof of Continuance of Total Disability

We will need regular proof from the insured that he or she is still totally disabled. Proof may include medical exams by doctors we choose. Waiver of the specified premium amount will stop if:

  proof is not sent when requested;
  the insured refused to submit to examination; or
  the insured is no longer totally disabled.

Notice of Recovery from Total Disability

You must give written notice to us if and when the insured recovers. This written notice must be given as soon as the insured recovers.

Change in Specified Premium

At any time after the first rider anniversary, the specified premium provided under this rider may be changed. The amount may be increased or decrease by a written request from you to change the amount. You may decrease the amount only once each policy year. The change in the specified premium may not be for an amount of less than $5 per month. Such change is subject to the following conditions:

  The specified premium under this rider in effect after any requested decrease may not be less than $25 per month.
  The specified premium may not exceed our normal issue limits as a result of your request. We will notify you if the amount you request needs to be adjusted.
  Any request for an increase must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured is still insurable according to our normal rules. An increase will also be subject to the existence of sufficient cash surrender value to cover the monthly deduction for the next two policy months.
  For any increase in specified premium, the effective date will be the monthly processing date that falls on or next follows the date the supplemental application is approved by us. For any decrease in amount, the effective date will be the monthly processing date that falls on or next follows receipt of the written request to reduce coverage. The effective date of an increase or decrease will be shown in a supplemental policy schedule which we will send to you.

R2020-3/01        4

Termination

This rider will terminate upon the earliest of the following:

  the policy anniversary nearest the 65th birthday of the insured. However, if total disability begins before the policy anniversary nearest the 60th birthday of the insured, the benefit will continue as stated in The Benefit section;
  the expiration of the grace period of the policy;
  the termination or surrender of the policy;
  the receipt by us of a written request from you to cancel this rider on any monthly processing date; or
  when this policy is kept in force under the Guaranteed Minimum Death Benefit feature.

Any deduction for the cost of total disability insurance after termination of this rider will not be considered a reinstatement of this rider nor a waiver by us of the termination. Any such deduction will be credited to the account value of the policy as of the date of the deduction.

The maximum amount of this benefit's cost included in the monthly deduction is based on the following table of Guaranteed Waiver of Specified Premium Factors.

SECURITY LIFE OF DENVER INSURANCE COMPANY

SECRETARY

R2020-3/01       5

TABLE RATES PER $1 OF MONTHLY SPECIFIED PREMIUM AMOUNT

These factors are for standard and preferred rate classes.

Insured's Attained Age	Monthly Cost Factor	Insured's Attained Age	Monthly Cost Factor	Insured's Attained Age	Monthly Cost Factor

10	0.017	30	0.020	50	0.060
11	0.017	31	0.020	51	0.065
12	0.017	32	0.020	52	0.070
13	0.017	33	0.022	53	0.074
14	0.017	34	0.022	54	0.078
15	0.017	35	0.022	55	0.083
16	0.018	36	0.024	56	0.089
17	0.018	37	0.025	57	0.098
18	0.018	38	0.027	58	0.110
19	0.018	39	0.028	59	0.127

20	0.018	40	0.030	60	0.068
21	0.018	41	0.032	61	0.057
22	0.018	42	0.033	62	0.046
23	0.018	43	0.035	63	0.033
24	0.018	44	0.037	64	0.020
25	0.018	45	0.039
26	0.018	46	0.041
27	0.018	47	0.045
28	0.019	48	0.050
29	0.020	49	0.055

R2020-3/01       6